UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
SWEAT COSMETICS INC

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 24, 2015

Physical address of issuer
1553 Platte St #303, Denver, CO 80202

Website of issuer
https://sweatcosmetics.com/

Current number of employees
4

ACTIVE 50174137v1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$455,938.00	$346,810.00
Cash & Cash Equivalents	$110,023.00	$180,167.00
Accounts Receivable	$25,709.00	$29,496.00
Short-term Debt	$106,650.00	$44,408.00
Long-term Debt	$452,430.00	$328,630.00
Revenues/Sales	$261,470.00	$355,352.00
Cost of Goods Sold	$128,469.00	$164,961.00
Taxes Paid	$0.00	$0.00
Net Income	-$286,576.00	-$297,253.00

FORM C-AR

SWEAT COSMETICS INC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by SWEAT COSMETICS INC, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://sweatcosmetics.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/29/2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

SWEAT COSMETICS INC (the "Company") is a Delaware Corporation, formed on July 24, 2015. The Company was formerly known as Not applicable. The Company is currently also conducting business under the name of Not applicable.

The Company is located at 1553 Platte St #303, Denver, CO 80202.

ACTIVE 50174137v1

The Company's website is https://sweatcosmetics.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

The founders of Sweat are professional and Olympic athletes who rise to challenges on and off the field. They developed their beauty line to hold up through a 90-minute soccer game—and still look awesome in front of the cameras. Their products can stand up to anything your everyday throws at you.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, and basic ingredients.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and

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cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, and basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, major components, and basic ingredients.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Emily Hines (CFO, May 1, 2015), Leslie Osborne Lewis (CMO, January 1, 2017), Taryn Hemmings (COO, October 1, 2016), and Courtney Jones Louks (CEO, January 1, 2015 of the Company.) The Company has or intends to enter into employment agreements with Emily Hines, Leslie Osborne Lewis, Taryn Hemmings, and Courtney Jones Louks although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Emily Hines, Leslie Osborne Lewis, Taryn Hemmings, and Courtney Jones Louks or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Emily Hines, Leslie Osborne Lewis, Taryn Hemmings, and Courtney Jones Louks in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Emily Hines, Leslie Osborne Lewis, Taryn Hemmings, and Courtney Jones Louks die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

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The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of ingredients, raw materials, crops or other commodities, fuel prices and the sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials, and ingredients as well as plastic packaging materials and carboard boxes provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available.] However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of cosmetic products are subject to governmental regulation that control such matters as cosmetic quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, cosmetic quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.

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We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

The seasonality of our business places increased strain on our operations.
A disproportionate amount of our sales normally occur during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our Website within a short period of time due to increased holiday demand, we may experience system interruptions that make our Website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

Our profitability may be negatively affected by inventory shrinkage.
We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our opportunistic buying could adversely affect our business.
We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced product to our retail partners, it could adversely affect our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

We need to purchase inventory sufficiently below conventional retail to maintain our pricing differential to regular department and specialty store prices and to attract customers and sustain our margins, which we may not achieve at various times and which could adversely affect our results.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among retail partners, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our retail partners are located, particularly in markets where they have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.
It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products stores, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described

above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.

15

Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The founders of Sweat are professional and Olympic athletes who rise to challenges on and off the field. They developed their beauty line to hold up through a 90 minute soccer game—and still look awesome in front of the cameras. Their products can stand up to anything your everyday throws at you.

Business Plan

We design products that outperform, empowering women to do the same. The founders of Sweat Cosmetics are professional and Olympic athletes who rise to challenges on and off the field. They developed their beauty line to hold up through a 90-minute soccer game—and still look awesome in front of the cameras. Their products can stand up to anything your everyday throws at you. During the founders' careers as athletes, there was never a cosmetic line that they could trust to hold up against workouts nor was there an SPF available that wouldn't cause breakouts. As these same founders transitioned from athletes to working professionals, mothers, and everyday women one thing remained constant. They were still extremely active women and there still was not a brand for their crazy lifestyle. Until now. Although most women today do not consider themselves "athletes", they are however, more "active" than ever. Thanks to brands like Lululemon and hair products like dry shampoo, it is finally acceptable for a woman to transition her gym-look throughout her entire day. The one major sector missing this new reality was the cosmetic industry. No one was paying attention to the fact women were rushing from the office to a lunchtime yoga class and they needed a cosmetic line that was not only healthy for their skin but also strong enough to last. Until now. Time-pressed active females and other female consumers prefer daily-use skincare/makeup products that serve more than one purpose, and products that incorporate sunscreen and anti-aging. Sweat's products are designed and positioned as a natural, anti-aging, anti-acne, and a sunscreen solution for active women of all ages. Sweat combine's foundation, powder and sunscreen in one convenient and easy to use package. The product contains naturally occurring mineral ingredients that offer multiple benefits for all women pursuing an active lifestyle. These benefits include: - Dermatology approved - Will not clog pores - Virtually no allergy risks - Broad-spectrum UVB and UVA protection - Anti-inflammatory, Helps to calm and soothe irritated skin - Water and sweat resistant - Provide complete coverage for skin conditions like acne, rosacea and redness - Bacteria free. Simply Formulas, Inc. ("SF") was chosen in the past as the Head of Research and Development for all Sweat Cosmetics products. Founded in 2010, SF is a boutique research & development company in the personal care industry. The founder, Valerie Patton, called upon her many years of experience and pedigree in cosmetic product development to co-design each Sweat product. This experience has allowed her to look at the vast number of packaging, color and product options in the market and narrow the options down to those that will be best suited for the conditions faced by active women. She also tapped into her extensive and well-established network of packaging and manufacturing companies to guide production at competitive prices. Going forward, the team is taking the foundation learned from SF and utilizing the R&D relationships to create all future products. The team is working with an experienced social media and advertising partnership to create a high-impact marketing campaign targeted to active females 18-34+ in age from high school and college athletes to the active lifestyles of career women and mothers. As part of the go-to-market strategy, management positions themselves as trusted experts and role models for proper use of makeup when exercising and playing sports. The success Sweat Cosmetics has achieved since inception proves the founding team is not extremely competitive but also very goal oriented. In just over 4 years since the company has launched, they have raised over $1M, closed premium retail deals with Sephora, Anthropologie, Soft Surroundings, and Revolve, hit revenue goals of over $1.5M, and developed/produced 7 various products. History of the Business Sweat Cosmetics was incorporated under the laws of Delaware on July 24, 2015. The company began selling their first product June 8, 2015.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
MINERAL FOUNDATION SPF 30 + TWIST-BRUSH	A lightweight, three-in-one mineral foundation, skincare, and SPF 30 in a refillable, washable twist brush that provides light coverage for women on the go	Active women (25-34)
BROAD SPECTRUM SPF 30 TRANSLUCENT MINERAL POWDER + TWIST-BRUSH	A lightweight, water- and sweat-resistant translucent mineral powder sunscreen with SPF 30 and skin-friendly ingredients in a refillable, washable, twist brush	Active women (25-34)
GLEAM ON MINERAL ILLUMINATOR SPF 25 + TWIST-BRUSH	A super lightweight water- and sweat-resistant mineral illuminator with SPF 25 and all natural skin-friendly ingredients	Active women (25-34)
GLOW HARD MINERAL BRONZER SPF 25 + TWIST-BRUSH	A lightweight, water- and sweat-resistant mineral bronzer with SPF 25 protection and all-natural skin-friendly ingredients	Active women (25-34)
SKIN-BALANCING CLEANSING TOWELETTES	A vitamin and mineral-enriched, cleansing and balancing towelette with coconut water for the face and body. These oil-free towelettes balance and hydrate your skin with all-natural coconut water, vitamin E, green tea extract, and provitamin B5. The individually-wrapped towelettes can also be used as makeup remover or to cool down after a workout.	Active women (25-34)
MINERAL FOUNDATION SPF 30 POWDER JAR	Introducing our best-selling mineral SPF 30 foundation in a new, compact jar for medium to full coverage. This foundation protects and repairs active skin, and is packed with natural, skin-	Active women (25-34)

	loving ingredients. The new packaging allows for more easily buildable coverage and leaves skin with a healthy glow finish. The mineral foundation is water- and sweat-resistant for up to 80 minutes	
'Rose Goals' Mineral Blush '	NEW! Rose colored blush, with a hint of glow! Mineral based, packed with moisturizing ingredients, and formulated with sun blocking zinc oxide. This blush powder is pigmented, but blend-able, making a finished look easy to achieve. This product is accompanied by Sweat's signature Twist-Brush, giving you convenience and effortless application. Water & Sweat Resistant. Hypoallergenic. Free of oil, silicone, and fragrance. Gluten-free and cruelty-free.	Active women (25-34)

In the future, the company expects to develop a recovery sheet and mascara.

The company distributes their products through the following channels: direct to consumer, wholesale (Anthropologie, Soft Surroundings, Revolve, Riley Rose), and event income.

Competition

The Company's primary competitors are Colorescience, Peter Thomas Roth, Brush-on-Block, Susan Posnick- ColorFlo Mineral Foundation, Rae Cosmetics, Tarte (Athleisure Collection), CliniqueFit , High Endurance Cosmetics.

The market for Sweat Cosmetic's ("SC") products are highly competitive and SC is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of cosmetic products for active women everywhere. SC's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to SC include price, product features, relative price/performance, product quality and reliability, design innovation, marketing and distribution capability, service and support. Seeing as SC is the first and only cosmetic line created by athletes for active women, the target market is rest assured the product can stand up to anything their day gives them.

ACTIVE 50174137v1

Customer Base

Our customers are active women, ages 25-34, who care deeply not only about their everyday fitness but their overall health and mental happiness.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5,941,690		SWEAT	December 5, 2018	December 24, 2019	USA

Governmental/Regulatory Approval and Compliance

The Company is not dependent on the following regulatory approvals:

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1553 Platte St #303, Denver, CO 80202

The Company has the following additional addresses:

The Company conducts business in Colorado.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

ACTIVE 50174137v1

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Courtney Jones Louks

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder of Sweat Cosmetics January 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder of Sweat Cosmetics January 2015-Present

Name

Emily Hines

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder of Sweat Cosmetics May 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder of Sweat Cosmetics May 2015-Present Operations Accountant, American Midstream September 2013-May 2015

Name

Noel Wilson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board of Director with Sweat Cosmetics since October 2015

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Board of Director with Sweat Cosmetics since October 2015, CMO Kit and Ace

Name

Valerie Patton

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Independent Contractor with Sweat Cosmetics since January 2015-September 2019, industry liaison. Valerie resigned in September of 2019, the company has not yet filled her seat.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Industry liaison of Sweat Cosmetics January 2015-September 2019, founder of Simply Formulas (cosmetic product development}, hair formulator at Paul Mitchell

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Courtney Jones Louks

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder of Sweat Cosmetics January 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder of Sweat Cosmetics January 2015-Present

Name

Taryn Hemmings

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder of Sweat Cosmetics October 2017-Present

ACTIVE 50174137v1

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder of Sweat Cosmetics October 2017-Present

Name

Leslie Osborne Lewis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder of Sweat Cosmetics January 2017-Present Correspondent at Fox News November 2016 -Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Assistant Athletic Director at Santa Clara University January 2014-August 2016

Name

Emily Hines

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder of Sweat Cosmetics May 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder of Sweat Cosmetics May 2015-Present Operations Accountant, American Midstream September 2013-May 2015

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in Colorado, USA and Texas, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Convertible Notes
Amount outstanding	$397,500 (as further detailed below)
Voting Rights	N/A
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	In the event of a Change of Control (as defined below), the outstanding Principal Amount, plus all accrued and unpaid interest, shall, at the option of the Holder, be (i) due and payable immediately prior to the closing of such Change of Control, together with a premium equal to fifty percent (50%) of the outstanding Principal Amount to be repaid, or (ii) converted into fully paid and nonassessable shares of the Maker's common stock at a price per share equal to the price obtained by dividing (a) the Maker's then present value based on the Maker's most recent valuation immediately prior to the Change of Control by (b) the Maker's Fully-Diluted Capitalization (as defined below) determined immediately prior to the Change of Control (the "Conversion Price"). "Change of Control" shall mean (i) any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Maker having the right to vote for the election of Maker's board of directors, (ii) any

ACTIVE 50174137v1

	reorganization, merger or consolidation of the Maker, other than a transaction or series of related transactions in which the holders of the voting securities of the Maker outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Maker or such other surviving or resulting entity, or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Maker. "Fully Diluted Capitalization" means the sum of (i) all shares of the Maker (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities, including all shares that could be converted pursuant to convertible promissory notes or similar instruments, and (ii) all shares of the Maker reserved and available for future grant under any equity incentive or similar plan.

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Dana Jones
Amount outstanding	$100,000.00
Interest rate and payment schedule	8%
Amortization schedule	N/A
Describe any collateral or security	The note is unsecured.
Maturity date	June 1, 2019
Other material terms	The outstanding principal amount and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Maker's common stock issued in a Qualified Equity Financing at a price per share equal to seventy-five percent of the price per share paid by the other

purchaser of stock in such Qualified Equity Financing. Qualified Equity Financing means a transaction or series of transactions pursuant to which Maker issues and sells shares of its common stock for aggregate gross proceeds of at least $100,000.

Type of debt	Convertible Notes
Name of creditor	Christmas Endorsements, LLC
Amount outstanding	$10,000.00
Interest rate and payment schedule	8%
Amortization schedule	N/A
Describe any collateral or security	The note is unsecured.
Maturity date	May 23, 2019
Other material terms	The outstanding principal amount and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Maker's common stock issued in a Qualified Equity Financing at a price per share equal to seventy-five percent of the price per share paid by the other purchaser of stock in such Qualified Equity Financing. Qualified Equity Financing means a transaction or series of transactions pursuant to which Maker issues and sells shares of its common stock for aggregate gross proceeds of at least $100,000.

ACTIVE 50174137v1

Type of debt	Convertible Notes
Name of creditor	Abby Wambach
Amount outstanding	$25,000.00
Interest rate and payment schedule	8%
Amortization schedule	N/A
Describe any collateral or security	The note is unsecured.
Maturity date	May 18, 2019
Other material terms	The outstanding principal amount and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Maker's common stock issued in a Qualified Equity Financing at a price per share equal to seventy-five percent of the price per share paid by the other purchaser of stock in such Qualified Equity Financing. Qualified Equity Financing means a transaction or series of transactions pursuant to which Maker issues and sells shares of its common stock for aggregate gross proceeds of at least $100,000.

Type of debt	Convertible Notes
Name of creditor	Janice Colborne
Amount outstanding	$100,000.00
Interest rate and payment schedule	8%
Amortization schedule	N/A
Describe any collateral or security	The note is unsecured.
Maturity date	March 13, 2020
Other material terms	The outstanding principal amount and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Maker's common stock issued in a Qualified Equity Financing at a price per share equal to seventy-five percent of the price per share paid by the other purchaser of stock in such Qualified Equity

ACTIVE 50174137v1

	Financing. Qualified Equity Financing means a transaction or series of transactions pursuant to which Maker issues and sells shares of its common stock for aggregate gross proceeds of at least $100,000.

Type of debt	Convertible Notes
Name of creditor	Brent Jones
Amount outstanding	$62,500.00
Interest rate and payment schedule	8%
Amortization schedule	NA
Describe any collateral or security	The note is unsecured.
Maturity date	June 28, 2020
Other material terms	The outstanding principal amount and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Maker's common stock issued in a Qualified Equity Financing at a price per share equal to seventy-five percent of the price per share paid by the other purchaser of stock in such Qualified Equity Financing. Qualified Equity Financing means a transaction or series of transactions pursuant to which Maker issues and sells shares of its common stock for aggregate gross proceeds of at least $100,000.

Type of debt	Convertible Notes
Name of creditor	Andrew Brooks
Amount outstanding	$100,000.00
Interest rate and payment schedule	8%
Amortization schedule	NA
Describe any collateral or security	The note is unsecured.
Maturity date	October 10, 2023
Other material terms	The outstanding principal amount and all

	accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Maker's common stock issued in a Qualified Equity Financing at a price per share equal to seventy-five percent of the price per share paid by the other purchaser of stock in such Qualified Equity Financing. Qualified Equity Financing means a transaction or series of transactions pursuant to which Maker issues and sells shares of its common stock for aggregate gross proceeds of at least $100,000.

The total amount of outstanding debt of the company is $397,500.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	2,603,306	$500,000.00	Execution of business plan	July 24, 2015	Section 4(a)(2)
Preferred Stock	596,819	$250,663.97	Execution of business plan	June 11, 2018	Regulation CF

Ownership

A majority of the Company is owned by a few people. Those people are Courtney Jones Louks, Taryn Hemmings, Emily Hines, Leslie Osborne Lewis, Lindsay Tarpley Snow

There are no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its seed round of financing on June 29, 2018. Following the Offering, we should have enough liquidity to execute our business plan until December 31, 2020. We intend to be profitable by December 31, 2020. Our significant challenges are developing and marketing a viable product in a competitive environment and sourcing consistent third-party manufacturers to ensure we have sufficient quantities of our product when necessary.

The Company intends to achieve profitability in the next 18 months by properly investing in growth marketing, advertising, launching two new products SKUs, and closing 2 additional premium retailers.

Liquidity and Capital Resources

On June 11, 2018 the Company conducted an offering pursuant to Regulation CF and raised $250,663.97.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
We have 6 convertible note payables outstanding.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Dana Jones
Relationship to the Company	Courtney Jones Louks (founder) mother
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	The note is converting to equity
Benefits or compensation received by Company	Capital
Description of the transaction	Convertible Note

Securities

Related Person/Entity	Josie and Bruce Hemmings
Relationship to the Company	Taryn Hemming's (founder) parents
Total amount of money involved	$24,000.00
Benefits or compensation received by related person	equity investment in Sweat Cosmetics
Benefits or compensation received by Company	capital
Description of the transaction	Series A Investment

ACTIVE 50174137v1

Related Person/Entity	Brent Jones
Relationship to the Company	Courtney Jones Louks (founder) father
Total amount of money involved	$117,500.00
Benefits or compensation received by related person	equity investment in Sweat Cosmetics
Benefits or compensation received by Company	capital
Description of the transaction	Series A Investment

Related Person/Entity	John Osborne
Relationship to the Company	Leslie Osborne's (founder) father
Total amount of money involved	$30,000.00
Benefits or compensation received by related person	equity investment in Sweat Cosmetics
Benefits or compensation received by Company	capital
Description of the transaction	Series A Investment

Related Person/Entity	Catherine Osborne
Relationship to the Company	Leslie Osborne's (founder) mother
Total amount of money involved	$10,000.00
Benefits or compensation received by related person	equity investment in Sweat Cosmetics
Benefits or compensation received by Company	capital
Description of the transaction	Series A Investment

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

ACTIVE 50174137v1

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Emily Hines
_____
(Signature)

Emily Hines
_____
(Name)

Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Emily Hines
_____
(Signature)

Emily Hines
_____
(Name)

Founder
_____
(Title)

4/29/2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Emily Hines, being the founder of SWEAT COSMETICS INC, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Emily Hines
(Signature)

Emily Hines
(Name)

Founder
(Title)

4/29/2020
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Sweat Cosmetics Inc
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	180,167.07
Accounts Receivable	29,495.99
Other Current Assets	346,809.68
Total Current Assets	556,472.74
Fixed Assets	0.00
TOTAL ASSETS	**556,472.74**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable	705.11
Total Accounts Payable	705.11
Credit Cards	43,703.33
Other Current Liabilities	
24000 · Payroll Liabilities	0.00
Total Other Current Liabilities	0.00
Total Current Liabilities	44,408.44

Sweat Cosmetics Inc
Balance Sheet
As of December 31, 2018

	Dec 31, 18
Long Term Liabilities	
25000 · Convertible Promissory Notes	297,500.00
26000 · Interest Payable	31,130.28
Total Long Term Liabilities	328,630.28
Total Liabilities	373,038.72
Equity	
31000 · Sweat Convert. Notes Pref Stock	308,370.06
31100 · Officer Equity Common Stock	13,482.80
31219 · Series A Preferred Stock	500,000.00
31220 · Micro Venture Series B	250,663.97
31221 · Treasury Stock	-257.81
32000 · Retained Earnings	-591,571.58
Net Income	-297,253.42
Total Equity	183,434.02
TOTAL LIABILITIES & EQUITY	556,472.74

Sweat Cosmetics Inc
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	110,023.26
Accounts Receivable	25,708.87
Other Current Assets	
12000 · Inventory	320,205.96
Total Other Current Assets	320,205.96
Total Current Assets	455,938.09
Fixed Assets	0.00
TOTAL ASSETS	**455,938.09**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable	705.11
Total Accounts Payable	705.11
Credit Cards	83,763.16
Other Current Liabilities	22,181.46
Total Current Liabilities	106,649.73

Sweat Cosmetics Inc
Balance Sheet
As of December 31, 2019

	Dec 31, 19
Long Term Liabilities	
25000 · Convertible Promissory Notes	397,500.00
26000 · Interest Payable	54,930.28
Total Long Term Liabilities	452,430.28
Total Liabilities	559,080.01
Equity	
31000 · Sweat Convert. Notes Pref Stock	308,370.06
31100 · Officer Equity Common Stock	13,482.80
31219 · Series A Preferred Stock	500,000.00
31220 · Micro Venture Series B	250,663.97
31221 · Treasury Stock	-257.81
32000 · Retained Earnings	-888,825.00
Net Income	-286,575.94
Total Equity	-103,141.92
TOTAL LIABILITIES & EQUITY	455,938.09

Sweat Cosmetics Inc
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
Refunds	-6,997.15
Suspense	0.00
46000 · Merchandise Sales	355,351.82
46002 · Misc Income	0.00
Total Income	348,354.67
Cost of Goods Sold	
50000 · Cost of Goods Sold	157,266.60
51800 · Merchant Account Fees	7,694.06
Total COGS	164,960.66
Gross Profit	183,394.01
Expense	
60000 · Advertising and Promotion	54,749.54
60400 · Bank Service Charges	606.40
60401 · Loan Expense	4,303.00
61700 · Computer and Internet Expen...	2,287.78
61701 · Software Expense	21.00
62401 · Amortization Expense	1,958.47
63300 · Insurance Expense	7,747.39
63400 · Interest Expense	27,759.37
64300 · Meals and Entertainment	10,870.14
64301 · Travel Expense	22,964.29
64302 · Penalty Expense	437.60
64900 · Office Supplies	926.28
64901 · Office Rent	7,483.78
66000 · Payroll Expenses	72,995.92

Sweat Cosmetics Inc
Profit & Loss
January through December 2018

	Jan - Dec 18
66700 · Professional Fees	
66701 · Crowdfunding Expense	18,546.48
66702 · Public Relations	1,100.00
66703 · Legal Expense	11,745.00
66704 · Simply Formulas	25,000.00
66706 · Website Fee	1,000.00
66707 · Photopgraphy Expense	26,640.87
66710 · Marketing Expense	57,610.68
66800 · Accounting Fees	5,075.00
Total 66700 · Professional Fees	146,718.03
67200 · Repairs and Maintenance	30.00
68100 · Telephone Expense	360.02
68500 · Uniforms	408.53
68700 · Sales Tax	1,294.90
68701 · Payroll Tax Expense	4,293.71
68702 · Franchise Tax Expense	571.63
68800 · Tax Return Expense	23.20
68900 · State Filing/License Fees	50.00
69000 · Dues & Subscriptions	4,475.73
69100 · Gifts	1,501.71
69200 · Marketing Expense	31,423.55
69300 · Product Testing Expense	765.00
69400 · Postage/Shipping Expense	14,369.49
69402 · Fullfillment Expense	10,346.91
69405 · EDI Expense	595.00
69500 · Professional Athlete Expense	2,500.00
69600 · Trade Show/Event Expense	25,667.12
69800 · R&D New Product	115.15
69900 · Donation/Chairty Expense	1,716.10

Sweat Cosmetics Inc
Profit & Loss
January through December 2018

	Jan - Dec 18
69901 · Sampling Expense	3,885.20
69903 · Expiraton Expense	14,425.49
Total Expense	480,647.43
Net Ordinary Income	-297,253.42
Net Income	**-297,253.42**

Sweat Cosmetics Inc
Profit & Loss

January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Refunds	-2,351.98
Suspense	0.00
46000 · Merchandise Sales	261,470.29
48300 · Sales Discounts	-74.51
Total Income	**259,043.80**
Cost of Goods Sold	**128,469.48**
Gross Profit	**130,574.32**
Expense	
60000 · Advertising and Promotion	45,665.01
60400 · Bank Service Charges	5,327.77
60401 · Loan Expense	6,622.00
61700 · Computer and Internet Expen...	3,597.07
61701 · Software Expense	4,697.67
63300 · Insurance Expense	7,615.60
63400 · Interest Expense	28,912.31
64300 · Meals and Entertainment	4,344.29
64301 · Travel Expense	16,711.16
64302 · Penalty Expense	650.00
64900 · Office Supplies	1,276.77
64901 · Office Rent	14,117.87
66000 · Payroll Expenses	
66000.1 · Salaries and Wages	72,424.96
66001 · FUTA Expense	94.80
66002 · Medicare Expense	1,067.27
66003 · Social Security Expense	4,563.51
66005 · SUTA - CO Expense	1,116.12
66006 · Denver Occupational Tax-Pa...	330.00
66000 · Payroll Expenses - Other	1,796.97
Total 66000 · Payroll Expenses	**81,393.63**

Sweat Cosmetics Inc
Profit & Loss

January through December 2019

	Jan - Dec 19
66700 · Professional Fees	
66703 · Legal Expense	9,456.67
66704 · Simply Formulas	7,500.00
66706 · Website Fee	1,540.00
66707 · Photopgraphy Expense	28,675.00
66710 · Marketing Expense	69,799.79
68712 · Digital Expense	2,750.00
68713 · Amazon Consulting Expense	2,000.00
66700 · Professional Fees - Other	7,500.00
Total 66700 · Professional Fees	129,221.46
68100 · Telephone Expense	414.23
68500 · Uniforms	302.62
68700 · Sales Tax	4,212.34
68702 · Franchise Tax Expense	668.00
68800 · Tax Return Expense	70.10
68900 · State Filing/License Fees	171.63
69000 · Dues & Subscriptions	5,544.19
69100 · Gifts	283.36
69200 · Marketing Expense	1,610.75
69300 · Product Testing Expense	4,397.74
69400 · Postage/Shipping Expense	6,213.64
69402 · Fullfillment Expense	7,541.14
69600 · Trade Show/Event Expense	2,168.30
69801 · Elena Hight Photo Shoot Exp	517.20
69901 · Sampling Expense	2,178.37
69903 · Expiraton Expense	25,364.81
69904 · Retail Expense	2,399.99

Sweat Cosmetics Inc
Profit & Loss

Accrual Basis **January through December 2019**

	Jan - Dec 19
69905 · Photoshoot expense	2,055.07
69906 · Label Expense	884.17
Total Expense	417,150.26
Net Ordinary Income	-286,575.94
Net Income	**-286,575.94**